Exhibit 99.4

FORM OF LETTER TO CLIENTS

CENTRAL PACIFIC FINANCIAL CORP.

Up to 2,000,000 Shares of Common Stock
Issuable upon the Exercise of Transferable Subscription Rights at $10 Per Share

[ ], 2011

To Our Clients:

Central Pacific Financial Corp. (the “Company”) has distributed, at no charge, to its shareholders of record at 5:00 p.m., Eastern time, on February 17, 2011 (the “Record Date”) transferable rights to purchase shares of its common stock in a rights offering by the Company.(1)  The rights offering is described in the enclosed prospectus dated [ ], 2011 (the “Prospectus”).

The Company is offering up to 2,000,000 shares of common stock, as described in the Prospectus, at a cash price of $10 per share. For each share of common stock beneficially owned by you as of the Record Date, you may purchase 1.3081 shares of common stock under what is referred to as your “Basic Subscription Right.” In addition, if you exercise your Basic Subscription Right in full, you will be eligible to purchase any whole shares of common stock that are not purchased by other rights holders under what is referred to as your “Over-Subscription Privilege.” Exercise of your Over-Subscription Privilege is subject to limitation and allocation as further described in the Prospectus. Please note that fractional shares exercised will be rounded down to the nearest whole number. The rights are transferable, and the Company anticipates that the rights will be eligible to trade on the New York Stock Exchange under the symbol “CPF-RT” from the commencement of the rights offering until 5:00 p.m., Eastern time, on the last trading day before the expiration of the rights offering.

The rights offering will expire at 5:00 p.m., Eastern time, on [ ], 2011.  Your right to purchase common stock in the rights offering will expire if not exercised by such time. Once submitted, all exercises of the rights are irrevocable. You should read the Prospectus carefully before deciding whether to exercise your rights.

THE BENEFICIAL OWNER ELECTION FORM AND THE OTHER MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME.  EXERCISES AND TRANSFERS OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request your instructions as to whether you wish to elect to subscribe for any shares of the Company’s common stock to which you are entitled or to transfer any of your rights pursuant to the terms of the rights offering. However, we urge you to read the Prospectus carefully before instructing us to exercise or transfer your rights.

If you wish to have us, on your behalf, exercise the rights for any shares of the Company’s common stock to which you are entitled or transfer your rights, please so instruct us by completing, executing and returning to us the enclosed Beneficial Owner Election Form. Your Beneficial Owner Election Form should be forwarded to us as promptly as possible in order to permit us to exercise or transfer rights on your behalf in accordance with the terms of the rights offering. Please contact us for our deadline with respect to your submission of the Beneficial Ownership Election Form. Once you have exercised the Basic Subscription Right or the Over-Subscription Privilege, such exercise may not be revoked.

(1)  Pursuant to normal practices of the New York Stock Exchange, shares of common stock traded during the period from February 15, 2011 through February 25, 2011 traded with the rights (i.e., with “due bills” attached).

Please contact the subscription agent with any questions or requests for assistance concerning the rights offering.  You may also contact us directly.

Very truly yours,